Money Market Obligations Trust

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

February 18, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         MONEY MARKET OBLIGATIONS TRUST (“Registrant”)
Alabama Municipal Cash Trust; Arizona Municipal Cash Trust; California Municipal Cash Trust; Connecticut Municipal Cash Trust; Florida Municipal Cash Trust; Georgia Municipal Cash Trust; Maryland Municipal Cash Trust; Massachusetts Municipal Cash Trust; Michigan Municipal Cash Trust; Minnesota Municipal Cash Trust; New Jersey Municipal Cash Trust; New York Municipal Cash Trust; North Carolina Municipal Cash Trust; Ohio Municipal Cash Trust; Pennsylvania Municipal Cash Trust; Virginia Municipal Cash Trust and Federated Tax-Free Trust (Collectively, the Portfolios)
1933 Act File No. 33-31602
1940 Act File No. 811-5950

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective 107 and Amendment No. 108 submitted via EDGAR on December 23, 2009.

1.
In accordance with your first comment, as we discussed, Federated will delete the word “contractual” from the penultimate line and last line of the fee tables for Federated Tax-Free Trust and any other fund as applicable.  As revised, the headings on these lines will read:  “Fee Waiver and/or Expense Reimbursements” and “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements”.

2.
Regarding your second comment, as we discussed, Federated believes the parenthetical “(after voluntary waivers and/or reimbursements)” in the footnote to the fee table in the Summary Prospectus for Federated Tax-Free Trust provides important disclosure regarding the application of the contractual expense limitation that is in place for Federated Tax-Free Trust.  This parenthetical also is consistent with the footnote disclosure contained in the Summary Prospectus fee tables for other Federated funds beginning in November, 2009. Accordingly, as we discussed, Federated will not be removing the parenthetical from the fee table for Federated Tax-Free Trust or other similar funds.

3.
Regarding your third comment, the number in the last line of the fee table for Federated Tax-Free Trust (“Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements”) is different than the contractual expense limit number in the footnote to the fee table because, as set forth in the footnote to the fee table, “interest, taxes, brokerage commissions, expenses of registering and qualifying the Fund and its shares under federal and state laws, expenses of withholding taxes, and extraordinary expenses” are excluded from the contractual expense limit.  In the final fee table for Federated Tax-Free Trust, as we discussed, Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements will be shown as 0.47%; the 0.02% difference over the 0.45% contractual expense limit number in the footnote for the fiscal year ended October 31, 2009, consisted primarily of expenses of registering and qualifying the Fund and its shares under federal and state laws (i.e., blue sky expenses).  Federated will confirm the accuracy of the numbers included in the fee table for Federated Tax-Free Trust as well as in the fee tables for the other funds.

4.
Regarding your fourth comment, as we discussed, the contract expense limitation that is in place for Federated Tax-Free Trust applies to each fiscal year of Federated Tax-Free Trust and is accounted for on a daily basis.

5.
Regarding your fifth comment, as we discussed, the expense example in the Summary Prospectus for Federated Tax-Free Trust includes the contractual waivers and reimbursements for all 10 years because Federated currently expects the contractual expense limitation that is in place for Federated Tax-Free Trust to continue for all 10 years given that any removal or raising of the contractual expense limitation would require shareholder approval.

6.
Regarding your sixth comment, as we discussed, Federated will revise the disclosure under the heading “What Are the Fund’s Main Investment Strategies?” in the Summary Prospectus for Federated Tax-Free Trust and the other funds to make clear that tax-exempt securities are fixed income securities and to briefly list the types of securities in which Federated Tax-Free Trust and the other funds may invest.

7.
Regarding your seventh comment, as we discussed, Federated will revise the disclosure under the heading “What are the Main Risks of Investing in the Fund?” in the Summary Prospectus for Federated Tax-Free Trust and the other funds to include a brief narrative risk description for the risks described under the heading “What are the Specific Risks of Investing in the Fund?” in the full prospectus.

8.
In accordance with your eighth comment, as we discussed, Federated will delete the following two sentences, which appear immediately under the bar chart: in the Summary Prospectus for Federated Tax-Free Trust:  “Historically, the Fund has maintained a constant $1.00 net asset value per Share.  The bar chart shows the variability of the Fund’s total returns on a calendar year-end basis.”

9.
In accordance with your ninth comment, as we discussed, Federated will delete the following two sentences, which appear as the second footnote under the bar chart: in the Summary Prospectus for Federated Tax-Free Trust and the other funds that are sold without a sales load:  “The Fund’s Shares are sold without a sales charge (load). The total returns displayed above are based upon net asset value.”

10.
Regarding your tenth comment, as we discussed, consistent with Item 9(a) of Form N-1A, the first sentence in the section entitled “What are the Fund’s Investment Strategies?” of Federated Tax-Free Trust and each other fund is, or will be, an accurate reflection of the relevant fund’s fundamental investment objective.  Item 9(a) of Form N-1A does not require a statement that an objective is fundamental and may only be changed with shareholder approval.  Item 9(a) only requires, if applicable, a statement that “those objectives may be changed without shareholder approval.”

11.	Regarding your eleventh comment, as we discussed, Federated confirms that neither Federated Tax-Free Trust nor the other state-specific funds have any acquired fund expenses.

12.
Regarding your twelfth comment, as noted in response to your seventh comment, Federated will revise the disclosure under the heading “What are the Main Risks of Investing in the Fund?” in the Summary Prospectus for each fund to include a brief narrative risk description for the risks described under the heading “What are the Specific Risks of Investing in the Fund?” in the full prospectus.

13.
Regarding your thirteenth comment, as we discussed, Federated believes the parenthetical “(after voluntary waivers and/or reimbursements)” in the footnote to the fee table in the Summary Prospectus for New York Municipal Cash Trust and the other state-specific funds provides important disclosure regarding the application of the fee waiver that is in place for those funds.  This parenthetical also is consistent with the footnote disclosure contained in the Summary Prospectus fee tables for other Federated funds beginning in November, 2009. Accordingly, as we discussed, Federated will not be removing the parenthetical from the fee table for New York Municipal Cash Trust or other similar funds.

14.
In accordance with your fourteenth comment, as we discussed, Federated will remove the following language from the footnote to the fee table in the Summary Prospectus for New York Municipal Cash Trust and the other state-specific funds:  “In addition, these arrangements may be modified by the Adviser at any time in its discretion (for example, to decrease fees and expenses) so long as total annual fund operating expenses do not exceed the limitations specified in this footnote.” and “These arrangements, however, ma be modified by the Adviser to further decrease the amount of operating expenses at any time; any such further decreases may be terminated at any time in the Adviser’s discretion.”  Pursuant to our conversations on February 17, 2010, the footnote to the fee table in the Summary Prospectus for New York Municipal Cash Trust, Institutional Shares, as revised, will read as follows:

“The Adviser and its affiliates have voluntarily agreed to waive their fees and/or reimburse expenses so that the total annual fund operating expenses (excluding Acquired Fund Fees and Expenses, if any) paid by the Fund (after the voluntary waivers and/or reimbursements) will not exceed 0.31% (the "Fee Limit") through the later of (the “Termination Date”): (a) December 31, 2010, or (b) the date of the Fund’s next effective Prospectus. While the Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Fund’s Board of Trustees.”

As we discussed on February 17, 2010 similar language will be used in the footnotes for other Federated Funds where applicable.

15.
Regarding your fifteenth comment, as we discussed, since the 7-day net yield for a fund is available on Federated’s website, Federated will revise the second sentence after the average annual total return table in the Summary Prospectus of New York Municipal Cash Trust and the other funds (which currently reads:  “You may call the Fund at 1-800-341-7400 for the current 7-Day Net Yield.”) to read as follows:  “You may go to FederatedInvestors.com or call the Fund at 1-800-341-7000 for the current 7-Day Net Yield.”

16.
Regarding your sixteenth comment, Federated will shorten the disclosure that appears under the heading “Tax Information” in the Summary Prospectus for New York Municipal Cash Trust and the other state-specific funds to read as follows:  “The Fund intends to distribute dividends exempt from federal regular income tax, although a portion of the Fund’s dividends may not be tax-exempt.  Dividends may be subject to state and local taxes (except for [Insert State] taxes to the extent derived from [Insert State] tax-exempt investments and eligible for tax-exempt treatment under [Insert State] law).  Any Fund distributions of capital gains are taxable at applicable capital gains rates. The Fund is not a suitable investment for retirement accounts.”

17.
Regarding your seventeenth comment, as we discussed, any sentences referring to “non-investment grade securities” in the credit risk disclosure in the prospectus for New York Municipal Cash Trust or any other fund were inadvertently included and will be removed.

18.	Regarding your eighteenth comment, as we discussed, Federated will confirm that the prospectus credit risk disclosure is consistent across all of the funds.

19.
Regarding your nineteenth comment, as we discussed, the fee table in the Summary Prospectus for the Institutional Shares of New York Municipal Cash Trust will disclose “Total Annual Fund Operating Expenses” as 0.84%, “Fee Waiver and/or Expense Reimbursements” as 0.53%, and “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” as 0.31%, and the footnote to the fee table will disclose 0.31% as the fee limitation.  Federated will verify the accuracy of the numbers in the fee tables and footnotes for New York Municipal Cash Trust and the other funds.

20.
Regarding your twentieth comment, as we discussed, Federated will remove the duplicative language in the prospectus for the Institutional Shares of New York Municipal Cash Trust regarding the calculation of net asset value (NAV).

21.
Regarding your twenty-first comment, as we discussed, the fee table in the Summary Prospectus for the Cash II Shares of New York Municipal Cash Trust will disclose “Total Annual Fund Operating Expenses” as 1.10%, “Fee Waiver and/or Expense Reimbursements” as 0.34%, and “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” as 0.76%, and the footnote to the fee table will disclose 0.76% as the fee limitation.  Federated will verify the numbers in the fee tables and footnotes for New York Municipal Cash Trust and the other funds.

22.
Regarding your twenty-second comment, as we discussed, Federated will confirm that the section entitled “What are the Main Risks of Investment in the Fund?” is included in the Summary Prospectus for Michigan Municipal Cash Trust and is consistent with Federated’s response to your seventh comment above.

23.
Regarding your twenty-third comment, as we discussed, Federated will confirm that the section entitled “Purchase and Sale of Fund Shares” is included in the Summary Prospectus for Georgia Municipal Cash Trust in the proper location.

24.
Regarding your twenty-fourth comment, as we discussed, Federated will confirm that the section entitled “Tax Information” is included in the Summary Prospectus for Alabama Municipal Cash Trust in the proper location (i.e., after the section entitled “Purchase and Sale of Fund Shares”) and is consistent with Federated’s response to your sixteenth comment above.

25.
Regarding your twenty-fifth comment, as we discussed, Federated will shorten the discussion regarding the Florida intangibles tax having been repealed that appears in the section entitled “Risk/Return Summary:  Investment Objective” in the Summary Prospectus for Florida Municipal Cash Trust to read as follows:  “The Florida state intangibles tax was repealed, effective as of January 1, 2007.  Accordingly, an investment in the Fund will not be subject to the Florida state intangibles tax, and the Fund will continue to invest its assets so that, normally, distributions of annual interest income are exempt from federal regular income tax.”  Federated does not believe that the fact that the Florida intangibles tax has been repealed requires the fundamental investment objective of Florida Municipal Cash Trust to be changed; the fund did not deviate from its fundamental investment objective as a result of the Florida intangibles tax being repealed.  The investment objective also is fundamental, such that changing it would require the fund to incur the costs associated with conducting a shareholder vote.  Should a shareholder vote be required in the future, Federated will consider seeking shareholder approval to change the fundamental investment objective of Florida Municipal Cash Trust to eliminate the reference to the Florida intangibles tax at that time.

If you have any questions, please do not hesitate to contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal